SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. __)

LCA-VISION INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

501803308
(CUSIP Number)

Mark A. Weiss, Esq.
Keating Muething & Klekamp PLL
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6599
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Sec.240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501803308		Page 2 of 12 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen N. Joffe
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF – See Item 3
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,115,320
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,115,320
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,320– See Item 5
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501803308		Page 3 of 12 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Craig P.R. Joffe
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF – See Item 3
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,115,320
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,115,320
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,320– See Item 5
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 501803308		Page 4 of 12 Pages
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alan H. Buckey
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF – See Item 3
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,115,320
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,115,320
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,320– See Item 5
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14		TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Explanatory Note

This Schedule 13D (this “Schedule”) is being filed by the Reporting Persons (as defined below) and relates to their beneficial ownership of Shares (as defined below) of common stock LCA-Vision Inc., a corporation organized under the laws of Delaware.

The Reporting Persons’ obligation to report their beneficial ownership using Schedule 13D was triggered by the formation, on October 28, 2008, of a group (as defined in Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended) comprised of the Reporting Persons.

Item 1.   Security and Issuer

   The class of equity securities to which this statement relates consists of the shares of Common Stock, $.001 par value (the “Shares”), of LCA-Vision Inc., a corporation organized under the laws of Delaware (the “Issuer”).  The address of the Issuer’s principal executive offices is 7840 Montgomery Road, Cincinnati, Ohio, 45236.

Item 2.   Identity and Background

(a)           The names of the filing persons (collectively, the “Reporting Persons”) are Stephen N. Joffe, Craig P.R. Joffe, and Alan H. Buckey.  Stephen N. Joffe’s shares are held jointly with his spouse, Sandra Joffe.  Alan H. Buckey’s shares are held jointly with his spouse, Karen Buckey.

(b)           The address for each of the Reporting Persons are:

Stephen N. Joffe, 9560 Montgomery Road, Cincinnati, OH 45242

Craig P.R. Joffe, 8225 Indian Hill Road, Cincinnati, OH 45243

Alan H. Buckey, 8533 Twilight Tear Lane, Cincinnati, OH 45249

(c)           Stephen N. Joffe is the founder and former Chairman and CEO of LCA-Vision, Inc.  He is currently a private business man and investor primarily operating his business interests from 9560 Montgomery Road, Cincinnati, OH 45242.  Craig P.R. Joffe is the former Chief Operating Officer and General Counsel of LCA-Vision, Inc., where he also served as Interim CEO from March through November, 2006.  He is currently a private business man and investor primarily operating his business interests from 8225 Indian Hill Road, Cincinnati, OH 45243.  Such interests include Joffe MediCenter, a healthcare services company of which Craig P.R. Joffe is the CEO and Co-Founder with Stephen N. Joffe.  Alan H. Buckey is the former Executive Vice President and Chief Financial Officer of LCA-Vision, Inc.  He is currently a private business man and investor operating his business interests from 8533 Twilight Tear Lane, Cincinnati, OH 45249.

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           Each reporting person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

   The Reporting Persons used personal funds for the transactions in the Shares reported in this Schedule 13D.

Item 4.   Purpose of Transactions.

   The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, as purchased, represent an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

   No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and retain the right to change their investment intent, to propose one or more possible transactions to the Issuer, to acquire additional Shares from time to time or to sell or otherwise dispose of all or part of the Shares beneficially owned by them in any manner permitted by law.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation; communication with the executive officers and/or Board of Directors of the Issuer regarding the capitalization, business, operations and/or future plans of the Issuer; communication with other stockholders; making proposals to the Issuer concerning strategic transactions which may include participation by the Reporting Persons; acquiring additional Shares or other securities of the Issuer for cash or other consideration; selling some or all of their Shares; or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.   Interest in Securities of the Issuer.

(a)            See Items 11 and 13 on pages 2, 3 and 4 of this Schedule 13D.

(b)            See Items 7, 9 and 11 on pages 2, 3 and 4 of this Schedule 13D.

(c)            In the last sixty (60) days, the Reporting Persons executed the following transactions in Shares, on the dates and prices indicated, through the Nasdaq National Market.

Date of Purchase	Number of Shares	Price Per Share
Stephen N. Joffe

10/6/2008	71,422	$3.01
10/7/2008	51,917	$3.04
10/8/2008	326,661	$2.93
10/14/2008	102,283	$2.90
10/16/2008	62,683	$2.65
10/20/2008	61,189	$2.82
10/22/2008	223,845	$2.77
10/28/2008	110,600	$2.30
10/29/2008	140,652	$2.29
10/31/2008	20,700	$2.45
TOTAL:	1,171,952
Craig P.R. Joffe

10/07/2008	90,000	$3.20
10/08/2008	70,210	$2.95
10/09/2008	227,929	$2.73
10/10/2008	46,605	$2.43
10/13/2008	15,000	$2.69
10/15/2008	80,000	$2.89
10/17/2008	15,562	$2.88
10/20/2008	2,500	$2.87
10/21/2008	34,198	$2.80
10/22/2008	20,000	$2.72
10/23/2008	75,000	$2.61
10/24/2008	25,000	$2.42
10/27/2008	60,000	$2.49
10/28/2008	72,725	$2.30
10/29/2008	20,000	$2.31
11/4/2008	9,100	$2.72
TOTAL:	863,829

Alan H. Buckey

10/23/2008	38,000	$2.67
10/29/2008	18,000	$2.29
10/30/2008	10,000	$2.50
10/31/2008	1,900	$2.46
11/4/2008	10,000	$2.79
TOTAL:	77,900

(d)            Not Applicable.

(e)            Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Other than the Power of Attorney and Joint Filing Agreement filed as part of Item 7, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

Item 7.   Material to be Filed as Exhibits.

Exhibit	Description
99.1	Power of Attorney
99.2	Joint Filing Agreement

 [Remainder of page intentionally left blank; signature page follows.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:        November 5, 2008

/s/ Stephen N. Joffe
Stephen N. Joffe

/s/ Craig P.R. Joffe
Craig P.R. Joffe

/s/ Alan H. Buckey
Alan H. Buckey